UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Lee Enterprises, Incorporated

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

523768909

(CUSIP Number)

Marshall anstandig

MNG ENTERPRISES, inc.

5990 Washington St.

Denver, Colorado 80216

(408) 920-5999

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 27, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 523768909

1	NAME OF REPORTING PERSON

MNG Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		371,117
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

371,117
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

371,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP No. 523768909

1	NAME OF REPORTING PERSON

MNG Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		371,117
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

371,117
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

371,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 523768909

1	NAME OF REPORTING PERSON

Strategic Investment Opportunities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		371,117
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

371,117
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

371,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 523768909

1	NAME OF REPORTING PERSON

Alden Global Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		371,117
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

371,117
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

371,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%
14	TYPE OF REPORTING PERSON

IA, OO

5

CUSIP No. 523768909

1	NAME OF REPORTING PERSON

Heath Freeman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		371,117
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

371,117
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

371,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 523768909

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends and supplements the Schedule 13D filed by the undersigned (as amended, the “Schedule 13D”) on January 29, 2020, with the Securities and Exchange Commission (the “SEC”), as amended by Amendment No. 1 filed on June 10, 2020, and as further amended by Amendment No. 2 filed on November 23, 2021, Amendment No. 3 filed on November 29, 2021, and Amendment No. 4 filed on December 16, 2021, as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On January 27, 2022, Strategic Investment Opportunities LLC (“Opportunities”) and the other participants in its solicitation (collectively, the “Stockholder Group”) filed a preliminary proxy statement with the Securities and Exchange Commission in connection with the Issuer’s 2022 annual meeting of stockholders (the “Annul Meeting”).

Also on January 27, 2022, certain members of the Stockholder Group issued a press release (the “January 27 Press Release”) announcing the filing of the preliminary proxy statement. The January 27 Press Release stated, among other things, that the Stockholder Group has proactively modified its slate and is seeking the election of two highly qualified and independent director nominees, Colleen Brown and John Zieser, to replace two extremely long-tenured and deeply entrenched incumbent directors, Mary Junck and Herbert Moloney III, who occupy virtually all of the leadership positions on the Issuer’s Board. Accordingly, earlier on January 27, 2022, Opportunities delivered a letter to the Issuer withdrawing its nomination of Carlos Salas as a director nominee.

In addition, the January 27 Press Release urged the Issuer’s stockholder not to be misled by the Board’s low-road tactics and disparaging rhetoric designed to distract stockholders from the Board’s own corporate governance issues and the Issuer’s significant underperformance since the acquisition of Berkshire Hathaway's BH Media Group publications. Further, in the January 27 Press Release, members of the Stockholder Group questioned how Ms. Junck and Mr. Moloney came to be re-nominated when the Company’s policies dictate that a director should not be re-nominated when such director would be age 70 or older at the time of election, which applies to both Ms. Junck and Mr. Moloney. The above description of the January 27 Press Release is qualified in its entirety by reference to the full text of the January 27 Press Release, which is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

On January 28, 2022, Opportunities delivered to the Issuer a letter requesting to inspect a complete list of the Issuer’s stockholders and certain other corporate records as permitted by applicable state law (the “Stockholder List Demand Letter”). The purpose of the Stockholder List Demand Letter is to enable Opportunities to communicate with the Issuer’s stockholders in connection with its solicitation and any other matters that may properly come before the Annual Meeting.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced in the Schedule 13D, as amended, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

7

CUSIP No. 523768909

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.5	Press Release, dated January 27, 2022.

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CUSIP No. 523768909

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2022

MNG Enterprises, Inc.

By:	/s/ Marshall Anstandig
	Name:	Marshall Anstandig
	Title:	Authorized Signatory

MNG Investment Holdings LLC

By:	MNG Enterprises, Inc., its sole member

By:	/s/ Marshall Anstandig
	Name:	Marshall Anstandig
	Title:	Authorized Signatory

Strategic Investment Opportunities LLC

By:	MNG Investment Holdings LLC, its managing member

By:	MNG Enterprises, Inc., its sole member

By:	/s/ Marshall Anstandig
	Name:	Marshall Anstandig
	Title:	Authorized Signatory

Alden Global Capital LLC

By:	/s/ Heath Freeman
	Name:	Heath Freeman
	Title:	President

/s/ Heath Freeman
Heath Freeman

9